July 17, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Transportation and Leisure 100 F Street, N.E. Washington, D.C. 20549 Attention: Heather Clark Melissa Raminpour

Re:     Comment Letter Dated July 15, 2019
Planet Fitness, Inc.
Form 10-K for the Year Ended December 31, 2018
Form 10-Q for the Quarter Ended March 31, 2019
File No. 001-37534

Ladies and Gentlemen:
Planet Fitness, Inc. (the “Company”) confirms that it has received a Comment Letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 15, 2019, regarding the above-referenced filings. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working with management and its advisors to address the Comment Letter but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before August 12, 2019. The Company appreciates the Staff’s willingness to allow for the additional time.
If you have any questions relating to the foregoing, please contact Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,
Planet Fitness, Inc.
By:     /s/ Dorvin Lively
Name: Dorvin Lively
Title:    President and Chief Financial Officer